EXHIBIT 99.2

Denne melding til obligasjonseierne er kun utarbeidet på engelsk. For informasjon på norsk - vennligst kontakt Nordic Trustee AS

To the bondholders in each of:

ISIN:	NO 0010736481	- FRN Golar LNG Partners LP Senior Unsecured Bond Issue 2015/2020 (the “GOLP02 Bond Issue”)

ISIN:	NO 0010786056	- FRN Golar LNG Partners LP Senior Unsecured Bond Issue 2017/2021 (the “GOLP03 Bond Issue”)

Oslo, 17 April 2020

Summons to Bondholders’ Meetings

Nordic Trustee AS (the “Bond Trustee”) is the appointed bond trustee for the holders of the bonds (the “Bondholders”) in the above mentioned bond issues (together the “Bond Issues”) issued by Golar LNG Partners LP (the “Issuer”).

A separate Bondholders' Meeting will be held for each Bond Issue, but for practical purposes these will be held simultaneously.

The information in this summons and its appendices regarding the Issuer and the conditions in the markets where the Issuer operates have been provided by the Issuer. The Bond Trustee expressly disclaims any liability whatsoever related to such information. Bondholders are encouraged to read this summons in its entirety.

All capitalized terms used but not defined herein shall have the meaning assigned to them in each of the relevant bond agreements for (i) the bonds issued under the GOLP02 Bond Issue (the “GOLP02 Bonds”) made between the Bond Trustee and the Issuer on 20 May 2015 (the “GOLP02 Bond Agreement”) and (ii) the bonds issued under the GOLP03 Bond Issue (the “GOLP03 Bonds”) made between the Bond Trustee and the Issuer on 10 February 2017 (the “GOLP03 Bond Agreement”), respectively. Any reference herein to “Pro Rata” shall mean a reference to a pro rata ratio calculation among the outstanding amounts under the respective Bond Issues calculated at the date of the Bondholders' Meeting. The GOLP02 Bonds and the GOLP03 Bonds hereinafter to be referred to as the “Bonds”.

References to clauses and paragraphs are references to clauses and paragraphs in the GOLP02 Bond Agreement or the GOLP03 Bond Agreement respectively.

1.	Background and cancellation of the Original Proposal

The GOLP02 Bonds are due for repayment on 22 May 2020 and the GOLP03 Bonds are due for repayment 15 May 2021.

PO Box 1470 Vika, N-0116 Oslo, Kronprinsesse Märthas Plass 1, Oslo, nordictrustee.com

In a notice of a summons for bondholders' meetings for the GOLP02 Bond Issue and the GOLP03 Bond Issue dated 1 April 2020 (the “Original Proposal”), the Issuer requested certain changes and amendments to the GOLP02 Bond Agreement and the GOLP03 Bond Agreement. Based on discussions with key bondholders after the distribution of the Original Proposal, the Issuer is proposing a revised proposal (the “Revised Proposal”) as set forth herein. The Revised Proposal includes mainly a change of the amortisations to reflect a 50/50 split between the GOLP02 Bonds and the GOLP03 Bonds in the period up to the interest payment dates in May 2021, instead of the pro-rata split for the same period in the Original Proposal.

Based on the foregoing, the Issuer hereby withdraws the Original Proposal and requests the Bondholders to adopt the revised proposals set out in sections 2 and 3 below.

--oo0oo--

The Issuer has, over the last 10 months, strengthened its financial and operational status by adding to the overall contract backlog of the Group. This has been done by concluding new time charter contracts and extending existing contracts for four of the Group's vessels. The total revenue backlog represented by these transactions is approximately USD 518 million. As of year-end 2019 the Group's total revenue backlog stood at approximately USD 2.1 billion with an average remaining term of approximately 5 years. The Group's fleet is performing in accordance with these charters creating a strong operating cashflow for the Issuer.

The Issuer's intention was to redeem the GOLP02 Bonds on their current maturity date. Preparations for this, as well as a refinancing of the GOLP03 Bonds, have been ongoing over the past several months. However, with the current turmoil in the Nordic and international capital markets due to the global Covid-19 pandemic and the ongoing oil price war, a refinancing of the Bonds in the capital markets is currently not possible.

Despite the Group's strong operational performance and cash flow visibility through its contract backlog, the Issuer will, in the absence of available financing options in the capital markets, face a liquidity shortfall if the Bonds under the GOLP02 Bond Issue are to be repaid on the current maturity date.

Thus, the Issuer is approaching the Bondholders with a request for an extension of the current maturity dates for the GOLP02 Bonds and the GOLP03 Bonds respectively. The terms and conditions for the requested extension and certain other amendments are set out and described below in (i) section 2 (the proposal for changes and amendments to the GOLP02 Bond Agreement), and (ii) section 3 (the proposal for changes and amendments to the GOLP03 Bond Agreement).

2.	Proposal - GOLP02 Bond Issue

Based on the above, the investor presentation dated 17 April 2020 (attached to the press release from the Issuer made public on www.newsweb.oslobors.no) and the further terms and conditions set out herein, the Issuer proposes that the GOLP02 Bond Agreement, is amended as follows from and including the Effective Date (as defined below) (the “GOLP02 Proposal”):

(a)	Extension of the maturity date: The maturity date of the Bonds is extended from 22 May 2020 to 22 November 2021 (the “New Maturity Date”).

(b)	Increased Margin: The Margin is increased from 4.40% per annum to 6.25% per annum.

(c)	Amortizations: The redemption of the Bonds is changed from a bullet repayment at the current maturity date to an annual aggregate redemption of GOLP02 Bonds and GOLP03 Bonds of an amount of USD 40,000,000 divided equally (50/50) among the Bond Issues in the period up to and including the Interest Payment Date for GOLP02 immediately after the GOLP03 original maturity date and thereafter divided Pro Rata among the Bond Issues, which for GOLP02 will result in repayment of:

(i)	equal instalments of USD 5,000,000 (at 100% of the par value on the Bonds to be redeemed), the first time on 30 September 2020 and thereafter on each Interest Payment Date (together with accrued and unpaid interest on the Bonds redeemed) in the period up to and including the Interest Payment Date in May 2021,

(ii)	equal instalments of USD 3,750,000 (at 100% of the par value on the Bonds to be redeemed) from, but excluding the Interest Payment Date in May 2021 and on each Interest Payment Date thereafter (together with accrued and unpaid interest on the Bonds redeemed), and

(iii)	repayment of the remaining Bonds at a price of 105% of their par value on the New Maturity Date.

(d)	Call options: The Issuer may redeem the Bonds (in whole or in part) together with accrued and unpaid interest thereon on any Business Day:

(i)	from and including the Interest Payment Date in May 2020 to (but excluding) the Interest Payment Date in May 2021 at 100% of the par value of the Bonds redeemed; and

(ii)	from and including the Interest Payment Date in May 2021 to (but excluding) the New Maturity Date at 105% of the par value of the Bonds redeemed.

(e)	Distribution restrictions: The Issuer shall not declare or make any dividends to the common unit holders, repurchase any of its common or preference units (or similar transactions) or grant any loans or make any other distributions constituting a transfer of value to its common unit holders other than distributions up to a maximum aggregate amount per common unit per annum of USD 0.0808 during the period from (and including) the Effective Date to the New Maturity Date (subject to an adjustment for any split of the common units). Notwithstanding the foregoing, any cash equity injection in exchange for the issue of new common units by the Issuer made after the Effective Date will increase the right of distribution to the common unit holders with a similar amount.

(f)	Restrictions on financial indebtedness: No Financial Indebtedness to be incurred (after the date of the Bondholders’ Meeting), other than (i) for the purpose of repaying any Financial Indebtedness already incurred, (ii) secured debt (including, for the avoidance of doubt, leasing debt) from financial institutions incurred in the ordinary course of business related to the Group's acquisition of assets, and (iii) an amount not exceeding USD 25 million in aggregate, without applying the proceeds from such Financial Indebtedness for redemption of GOLP02 Bonds and GOLP03 Bonds on a Pro Rata basis.

(g)	Denomination: The denomination of each Bond shall (by splitting each Bond) be changed from USD 200,000 to USD 1 each.

The amendments to the Bond Agreement proposed in (a) – (g) above shall be incorporated in the GOLP02 Bond Agreement in the form set out in Appendix 1 through an amendment agreement (the “GOLP02 Amendment Agreement”).

3.	Proposal - GOLP03 Bond Issue

Based on the above, the investor presentation dated 17 April 2020 (attached to the press release from the Issuer made public on www.newsweb.oslobors.no) and the further terms and conditions set out herein, the Issuer proposes that the GOLP03 Bond Agreement, is amended as follows from and including the Effective Date (as defined below) (the “GOLP03 Proposal”):

(a)	Extension of the maturity date: The maturity date of the Bonds is extended from 15 May 2021 to 15 November 2022 (the “New Maturity Date”)

(b)	Increased Margin: The Margin is increased from 6.25% per annum to 8.10% per annum.

(c)	Amortizations: The redemption of the Bonds is changed from a bullet repayment at the current maturity date to an annual aggregate redemption of GOLP02 Bonds and GOLP03 Bonds of an amount of USD 40,000,000 divided equally (50/50) among the Bond Issues in the period up to and including the Interest Payment Date for GOLP02 immediately after the GOLP03 original maturity date and thereafter divided Pro Rata among the Bond Issues, which for GOLP03 will result in repayment of:

(i)	equal instalments of USD 5,000,000 (at 100% of the par value on the Bonds to be redeemed), the first time on 30 September 2020 and thereafter on each Interest Payment Date (together with accrued and unpaid interest on the Bonds redeemed) in the period up to and including the Interest Payment Date in May 2021,

(ii)	equal instalments of USD 6,250,000 (at 100% of the par value on the Bonds to be redeemed) from, but excluding the Interest Payment Date in May 2021 and on each Interest Payment Date thereafter (together with accrued and unpaid interest on the Bonds redeemed) in the period up to and including the Interest Payment Date in November 2021, and

(iii)	equal instalments of USD 10,000,000 (replacing the instalments in (i) and (ii) above) on each Interest Payment Date (at 100% of the par value on the Bonds to be redeemed) from and including the first Interest Payment Date in February 2022 after the GOLP02 Bonds having been redeemed in full.

(iv)	repayment of the remaining Bonds at a price of 105% of their par value on the New Maturity Date.

(d)	Call options: The Issuer may redeem the Bonds (in whole or in part) together with accrued and unpaid interest thereon on any Business Day:

(i)	from and including the Interest Payment Date in May 2020 to (but excluding) the Interest Payment Date in May 2021 at 100% of the par value of the Bonds redeemed; and

(ii)	from and including the Interest Payment Date in May 2021 to (but excluding) the New Maturity Date at 105% of the par value of the Bonds redeemed.

(e)	Distribution restrictions: The Issuer shall not declare or make any dividends to the common unit holders, repurchase any of its common or preference units (or similar transactions) or grant any loans or make any other distributions constituting a transfer of value to its common unit holders other than distributions up to a maximum aggregate amount per common unit per annum of USD 0.0808 during the period from (and including) the Effective Date to the New Maturity Date (subject to an adjustment for any split of the common units). Notwithstanding the foregoing, any cash equity injection in exchange for the issue of new common units by the Issuer made after the Effective Date will increase the right of distribution to the common unit holders with a similar amount.

(f)	Restrictions on financial indebtedness: No Financial Indebtedness to be incurred (after the date of the Bondholders’ Meeting), other than (i) for the purpose of repaying any existing Financial Indebtedness, (ii) secured debt (including, for the avoidance of doubt, leasing debt) from financial institutions incurred in the ordinary course of business related to the Group's acquisition of assets, and (iii) an amount not exceeding USD 25 million in aggregate, without applying the proceeds from such Financial Indebtedness for redemption of GOLP02 Bonds and GOLP03 Bonds on a Pro Rata basis.

(g)	Denomination: The denomination of each Bond shall (by splitting each Bond) be changed from USD 200,000 to USD 1 each.

The amendments to the GOLP03 Bond Agreement proposed in (a) – (g) above shall be incorporated in the GOLP03 Bond Agreement in the form set out in Appendix 2 through an amendment agreement (the “GOLP03 Amendment Agreement”, and together with the GOLP02 Amendment Agreement, the “Amendment Agreements”).

4.	Amendment Fee

As consideration for the Bondholders' approval of each of the GOLP02 Proposal and the GOLP03 Proposal (together, the “Proposals”), the Issuer offers to pay an amendment fee of 0.5% of the par value of all GOLP02 Bonds and all the GOLP03 Bonds (to be shared among the Bondholders on a Pro Rata basis) (the “Amendment Fee”).

The Amendment Fee is payable no later than 10 Business Days after each of the GOLP02 Proposal and the GOLP03 Proposal have been accepted by the required majority of Bondholders pursuant to Clause 16 of each of the GOLP02 Bond Agreement and the GOLP03 Bond Agreement (with record date on the end of business on the date of the Bondholders' Meeting). The Amendment Fee is payable whether or not the Amendment Agreements are executed and the Effective Date occurs, subject to the Proposals having been approved in each relevant Bondholders' Meeting.

5.	Conditions

The amendments to the GOLP02 Bond Agreement and the GOLP03 Bond Agreement contemplated by the Proposals (when approved by each of the Bondholders' Meetings) shall become effective from the date of which the following conditions precedent have, in the Bond Trustee's sole discretion, been satisfied, delivered or waived (the “Effective Date”):

(a)	The respective Bondholders' Meetings having approved both the GOLP02 Proposal and the GOLP03 Proposal (and if one or both of the Resolutions are not adopted, the GOLP02 Bond Agreement and the GOLP03 Bond Agreement will remain unchanged);

(b)	the Amendment Agreements have been duly executed by all parties thereto;

(c)	certified copies of all necessary corporate resolutions of the Issuer to execute the Amendment Agreements have been received;

(d)	a certified copy of a power of attorney (unless included in the corporate resolutions) from the Issuer to relevant individuals for their execution of the Amendment Agreements evidencing such individuals’ authorisation to execute such Finance Documents on behalf of the Issuer has been received;

(e)	the Amendment Fee has been paid to the Bondholders; and

(f)	legal opinions or other statements as may be required by the Bond Trustee (including in respect of corporate matters relating to the Issuer and the legality, validity and enforceability of the Amendment Agreements), always provided that the GOLP02 Bond Agreement and GOLP03 Bond Agreement will remain unchanged (as if the resolution in each of the Bondholders' Meetings had not been made) if the conditions precedent for the Effective Date set out above have not been satisfied (or waived) 10 Business Days after each of the Bondholders’ Meeting at the latest.

6.	The Bond Trustee’s disclaimer/non-reliance

The request for acceptance of the Proposals are presented to the Bondholders without further evaluation or recommendations from the Bond Trustee. Nothing herein shall constitute a recommendation to the Bondholders from the Bond Trustee. The Bondholders must independently evaluate whether the Proposals are acceptable and vote accordingly on the Bondholders' Meetings for the GOLP02 Bond Issue and/or GOLP03 Bond Issue (as applicable).

7.	Further information

For further information about the Issuer, please visit the Issuer’s website https://www.golarlngpartners.com/investors

The Issuer has engaged DNB Markets (a part of DNB Bank ASA) (“DNB Markets”), Nordea Bank Abp, filial i Norge (“Nordea”), Danske Bank, Norwegian Branch and Skandinaviska Enskilda Banken AB (publ) as the Issuer’s financial advisors (the “Advisors”) with respect to the Proposal. Bondholders may contact either of DNB Markets or Nordea for further information as follows:

DNB Markets: Att: Bond Syndicate Bond.syndicate@dnb.no	Nordea: Att: Kristoffer Johansen Kristoffer.Johansen@nordea.com +47 22 48 77 17

The Advisors are acting solely for and relying on information from, the Issuer in connection with the Proposals. No due diligence investigations have been carried out by the Advisors with respect to the Issuer, and the Advisors do not assume any liability in connection with the Proposals (including but not limited to the information contained herein).

8.	The Issuer's evaluation

The Issuer is of the opinion that each of the Proposals constitute balanced and fair proposals, which will continue to protect the Bondholders in downside scenarios and reward them for their support thereof. The Issuer has requested the Bond Trustee to summon a Bondholders’ Meeting for each of the GOLP02 Bond Issue and the GOLP03 Bond Issue to consider the Proposals as set forth in this summons.

9.	Bondholders’ Meetings:

Bondholders are hereby summoned to Bondholders’ Meetings:

Time:	5 May at 13:00 hours (Oslo time),
Place:	The premises of Nordic Trustee AS, Kronprinsesse Märthas Plass 1, 0160 Oslo - 7th floor

Agenda:

1.	Approval of the summons.
2.	Approval of the agenda.
3.	Election of two persons to co-sign the minutes together with the chairman.
4.	Request for adoption of the Proposal

It is proposed that each Bondholders’ Meeting resolve the following:

a)	in respect of the GOLP02 Bond Agreement:

“The GOLP02 Proposal and the proposed amendments to the GOLP02 Bond Agreement as set out and defined in Appendix 1 (GOLP02 Proposal) to the summons to this Bondholders' Meeting is approved.

b)	in respect of the GOLP03 Bond Agreement:

“The GOLP03 Proposal and the proposed amendments to the GOLP03 Bond Agreement as set out and defined in Appendix 2 (GOLP03 Proposal) to the summons to this Bondholders' Meeting is approved.

In respect of both resolutions in a) and b) above, that the Bond Trustee (subject to the relevant Bondholders' Meetings having approved the GOLP02 Proposal and the GOLP03 Proposal) is authorised to enter into the necessary Amendment Agreements in order to amend each of the GOLP02 Bond Agreement and the GOLP03 Bond Agreement in accordance with the decisions made by each Bondholders' Meeting.”

***

To approve each of the Proposals through the above resolutions (the “Resolutions”), Bondholders representing at least 2/3 of the Voting Bonds under each of the GOLP02 Bond Issue and/or GOLP03 Bond Issue represented in person or by proxy at the relevant Bondholders Meeting must vote in favour of such Resolution. In order to have a quorum, at least 5/10 of the Voting Bonds must be represented at each of the meetings. If one or both of the Resolutions are not adopted, the GOLP02 Bond Agreement and the GOLP03 Bond Agreement will remain unchanged.

Please find attached a Bondholder’s form from the Securities Depository (“VPS”), reflecting your holding of Bonds on record at the date set forth thereon. The form will serve as proof of your ownership of Bonds and of your voting rights at the Bondholders’ Meeting. (If the Bonds are held in custody - i.e. the owner is not registered directly in the VPS - the custodian must confirm; (i) the identity of the owner of the Bonds, (ii) the aggregate nominal amount of the Bonds and (iii) the account number in VPS on which the Bonds are registered.)

The individual Bondholder may authorise the Bond Trustee to vote on its behalf, in which case the Bondholder’s form also serves as a proxy. A duly signed Bondholder’s form, authorising the Bond Trustee to vote, must then be returned to the Bond Trustee before the relevant Bondholders' Meeting is scheduled (by scanned e-mail, telefax or post – please see page 1 hereof for further details).

At the Bondholders’ Meeting votes may be cast based on Bonds held at close of business on the day prior to the date of the Bondholders’ Meeting. In the event that Bonds have been transferred to a new owner after the Bondholder’s form was distributed, the new Bondholder must bring to the Bondholders’ Meeting or enclose with the proxy, as the case may be, evidence which the Bond Trustee accepts as sufficient proof of the ownership of the Bonds.

For practical purposes, we request those who intend to attend the Bondholders’ Meeting, either in person or by proxy other than to the Bond Trustee, to notify the Bond Trustee by telephone or by e- mail (mail@nordictrustee.com) within 16:00 hours (4 pm) (Oslo time) the Business Day before the Bondholders' Meeting takes place.

Yours sincerely

Nordic Trustee AS

Enclosed:         Bondholder’s form

Appendix 1

Amendments to the GOLP02 Bond Agreement

By accepting the GOLP02 Proposal, the Bondholders accept and instruct the Bond Trustee to enter into an amendment agreement to the GOLP02 Bond Agreement including the following amended terms:

(a)	The defined term “Maturity Date” is amended to read as follows:

“Maturity Date” means 22 November 2021 adjusted according to the Business Day Convention."

(b)	The defined term “Margin” is amended to read as follows:

“Margin” means 6.25 percentage points per annum.

(c)	The defined term “Call Option Repayment Date” shall be included to read as follows:

“Call Option Repayment Date” means the settlement date for the Call Option determined by the Issuer pursuant to Clause 10.3 (Voluntary early redemp2tion – Call Option) or another date agreed upon between the Bond Trustee and the Issuer in connection with such redemption of Bonds.”

(d)	The defined term “Permitted Financial Indebtedness” shall be included to read as follows:

“Permitted Financial Indebtedness" means Financial Indebtedness which is incurred (i) for the purpose of repaying any existing Financial Indebtedness already incurred, (ii) in the ordinary course of business related to the Group's acquisition of assets by way of secured debt or lease debt from financial institutions, and (iii) an amount not exceeding USD 25 million in aggregate, in each case, provided that the proceeds of such Financial Indebtedness are not applied (directly or indirectly) for the redemption of any or all of the GOLP03 Bonds prior to redemption of the Bonds in full.”

(e)	A new defined term shall be included to read as follows:

“Pro Rata” shall mean a pro rata ratio calculation among the Outstanding Bonds and the GOLP03 Bonds (calculated on the outstanding amount of such bonds on 5 May 2020).

(f)	A new defined term shall be included to read as follows:

“GOLP03 Bonds” shall mean the bonds issued in the original issued amount of USD 250,000,000 with ISIN NO 0010786056.

(g)	Clause 2.2.1 second paragraph is amended to read as follows:

“The Bonds will be in denominations of USD 1.00 each and rank pari passu between themselves.”

(h)	Clause 10.1 (Maturity) is amended to read (under a new heading) as follows:

“10.1 Redemption of Bonds

(a)	The Bonds will be redeemed by the Issuer by way of the following instalments:

(i)	on 30 September 2020 (the “First Redemption Date”) in an amount of USD 5,000,000 at a price equal to 100% of the par value of the Bonds redeemed;

(ii)	on each Interest Payment Date after the First Redemption Date in the period up to and including the Interest Payment Date in May 2021, in an amount of USD 5,000,000 at a price equal to 100% of the par value of the Bonds redeemed; and

(iii)	on each Interest Payment Date from, but excluding the Interest Payment Date in May 2021, in an amount of USD 3,750,000 at a price equal to 100% of the par value of the Bonds redeemed; and

(iv)	the remaining Bonds shall be redeemed at the Maturity Date at a price equal to 105% of their par value.

(b)	Instalment payments will be made pro rata in accordance with the applicable regulations of the Securities Depository.”

(i)	A new Clause 10.3 to be inserted and to read as follows:

“10.3 Voluntary early redemption - Call Option

(a)	The Issuer may redeem all or part of the Outstanding Bonds (the “Call Option”) on any Business Day:

(i)	from and including the Interest Payment Date in May 2020 to, but not including, the Interest Payment Date in May 2021 at a price equal to 100 per cent. of the par value of the Bonds to be redeemed; and

(ii)	from and including the Interest Payment Date in May 2021 to, but not including, the Maturity Date at a price equal to 105 per cent. of the par value of the Bonds to be redeemed.

(b)	Any redemption of Bonds pursuant to Clause 10.3 (a) above shall be determined based upon the redemption prices applicable on the Call Option Repayment Date.

(c)	The Call Option may be exercised by the Issuer by written notice to the Bond Trustee at least 10 Business Days prior to the proposed Call Option Repayment Date. Such notice sent by the Issuer is irrevocable and shall specify the Call Option Repayment Date.

(d)	Any Call Option exercised in part will be used for pro rata payment to the Bondholders in accordance with the applicable regulations of the Securities Depository.

(e)	On the settlement date of the Call Option, the Issuer shall pay to each of the Bondholders holding Bonds to be redeemed, the par value of each such Bond and any unpaid interest accrued up to (but not including) the Call Option Repayment Date.”

(j)	Clause 10.2.3 shall be amended to read:

“10.2.3 On the settlement date of the Put Option or, as the case may be, the Call Option, the Issuer shall pay to each of the Bondholders holding Bonds to be redeemed, the amount due in settlement of each such Bond and any unpaid interest accrued up to (but not including) the settlement date."

(k)	A new sub-Clause (f) shall be inserted in Clause 13.3 to read as follows:

“(f)	Distributions

The Issuer shall not:

(i)	declare or make any dividend payment or equity distribution on its common units, whether in cash or kind,

(ii)	repurchase any of its units (common or preference) or undertake any other similar transaction (including, but not limited to total return swaps related to its units), or

(iii)	grant any loans or make any other distributions or transactions constituting a transfer of value to its common unit holders collectively referred to as “Distributions”, provided that the restrictions in paragraph (i) – (iii) of this Clause (f) shall not apply for any Distributions in the aggregate of (i) up to an aggregate amount per common unit per annum of USD 0.0808 during the remaining term of the Bonds (subject to an adjustment for any split of the common units), and (ii) the amount of any cash equity injection in exchange for the issue of new common units by the Issuer during the remaining term of the Bonds.”

(l)	A new sub-Clause (g) shall be inserted in Clause 13.3 to read as follows:

“(g)	Financial Indebtedness

(i)	Except as permitted under paragraph (ii) below, the Issuer shall not, and shall procure that no other Group Company will, incur any additional Financial Indebtedness without applying the proceeds from such additional Financial Indebtedness for redemption between the Bonds and the GOLP03 Bonds on a Pro Rata basis.

(ii)	Paragraph (i) above shall not prohibit any Group Company to incur, maintain or prolong any Permitted Financial Indebtedness.”

Appendix 2

Amendments to the GOLP03 Bond Agreement

By accepting the GOLP03 Proposal, the Bondholders accept and instruct the Bond Trustee to enter into an amendment agreement to the GOLP03 Bond Agreement including the following amended terms:

(a)	The defined term “Maturity Date” is amended to read as follows:

“Maturity Date” means 15 November 2022 adjusted according to the Business Day Convention.”

(b)	The defined term “Margin” is amended to read as follows:

“Margin” means 8.10 percentage points per annum.”

(c)	The defined term “Call Option Repayment Date” shall be included to read as follows:

“Call Option Repayment Date” means the settlement date for the Call Option determined by the Issuer pursuant to Clause 10.3 (Voluntary early redemption – Call Option) or another date agreed upon between the Bond Trustee and the Issuer in connection with such redemption of Bonds.”

(d)	The defined term “Permitted Financial Indebtedness” shall be included to read as follows:

“Permitted Financial Indebtedness" means Financial Indebtedness which is incurred (i) for the purpose of repaying any existing Financial Indebtedness, (ii) in the ordinary course of business related to the Group's acquisition of assets by way of secured debt or lease debt from financial institutions, and (iii) an amount not exceeding USD 25 million in aggregate, in each case, provided that the proceeds of such Financial Indebtedness are not applied (directly or indirectly) for the redemption of any or all of the Bonds prior to redemption of the GOLP02 Bonds in full.”

(e)	A new defined term shall be included to read as follows:

“Pro Rata” shall mean a pro rata ratio calculation among the Outstanding Bonds and the GOLP02 Bonds (calculated on the outstanding amount of such bonds on 5 May 2020).

(f)	A new defined term shall be included to read as follows:

“GOLP02 Bonds” shall mean the bonds issued in the original issued amount of USD 150,000,000 with ISIN 0010736481.

(g)	Clause 2.2.1 second paragraph is amended to read as follows:

“The Bonds will be in denominations of USD 1.00 each and rank pari passu between themselves.”

(h)	Clause 10.1 (Maturity) is amended to read (under a new heading) as follows:

“10.1 Redemption of Bonds

(c)	The Bonds will be redeemed by the Issuer by way of the following instalments:

(i)	on 30 September 2020 (the “First Redemption Date”) in an amount of USD 5,000,000 at a price equal to 100% of the par value of the Bonds redeemed;

(ii)	on each Interest Payment Date after the First Redemption Date in the period up to and including the Interest Payment Date in May 2021, in an amount of USD 5,000,000 at a price equal to 100% of the par value of the Bonds redeemed;

(iii)	on each Interest Payment Date from, but excluding the Interest Payment Date in May 2021, in an amount of USD 6,250,000 at a price equal to 100% of the par value of the Bonds redeemed;

(iv)	on each Interest Payment Date after the GOLP02 Bonds having been redeemed in full, in an amount of USD 10,000,000 (replacing the instalments in (ii) and (iii) above) at a price equal to 100% of the par value of the Bonds redeemed; and

(v)	the remaining Bonds shall be redeemed at the Maturity Date at a price equal to 105% of their par value.

(a)	Instalment payments will be made pro rata in accordance with the applicable regulations of the Securities Depository.”

(i)	A new Clause 10.3 to be inserted and to read as follows:

“10.3 Voluntary early redemption - Call Option

(a)	The Issuer may redeem all or part of the Outstanding Bonds (the “Call Option”) on any Business Day from and including:

(i)	from and including the Interest Payment Date in May 2020 to, but not including, the Interest Payment Date in May 2021 at a price equal to 100 per cent. of the par value of the Bonds to be redeemed; and

(ii)	from and including the Interest Payment Date in May 2021 to, but not including, the Maturity Date at a price equal to 105 per cent. of the par value of the Bonds to be redeemed.

(b)	Any redemption of Bonds pursuant to Clause 10.3 (a) above shall be determined based upon the redemption prices applicable on the Call Option Repayment Date.

(c)	The Call Option may be exercised by the Issuer by written notice to the Bond Trustee at least 10 Business Days prior to the proposed Call Option Repayment Date. Such notice sent by the Issuer is irrevocable and shall specify the Call Option Repayment Date.

(d)	Any Call Option exercised in part will be used for pro rata payment to the Bondholders in accordance with the applicable regulations of the Securities Depository.

(e)	On the settlement date of the Call Option, the Issuer shall pay to each of the Bondholders holding Bonds to be redeemed, the par value of each such Bond and any unpaid interest accrued up to (but not including) the Call Option Repayment Date.”

(j)	Clause 10.2.3 shall be amended to read:

“10.2.3 On the settlement date of the Put Option or, as the case may be, the Call Option, the Issuer shall pay to each of the Bondholders holding Bonds to be redeemed, the amount due in settlement of each such Bond and any unpaid interest accrued up to (but not including) the settlement date.”

(k)	A new sub-Clause (f) shall be inserted in Clause 13.3 to read as follows:

“(f)	Distributions

The Issuer shall not:

(i)	declare or make any dividend payment or equity distribution on its common units, whether in cash or kind,

(ii)	repurchase any of its units (common or preference) or undertake any other similar transaction (including, but not limited to total return swaps related to its units), or

(iii)	grant any loans or make any other distributions or transactions constituting a transfer of value to its common unit holders collectively referred to as “Distributions”, provided that the restrictions in paragraph (i) – (iii) of this Clause (f) shall not apply for any Distributions in the aggregate of (i) up to an aggregate amount per common unit per annum of USD 0.0808 during the remaining term of the Bonds (subject to an adjustment for any split of the common units), and (ii) the amount of any cash equity injection in exchange for the issue of new common units by the Issuer during the remaining term of the Bonds.”

(l)	A new sub-Clause (g) shall be inserted in Clause 13.3 to read as follows:

“(g)	Financial Indebtedness

(i)	Except as permitted under paragraph (ii) below, the Issuer shall not, and shall procure that no other Group Company will, incur any additional Financial Indebtedness without applying the proceeds from such additional Financial Indebtedness for redemption between the Bonds and the GOLP02 Bonds on a Pro Rata basis.

(ii)	Paragraph (i) above shall not prohibit any Group Company to incur, maintain or prolong any Permitted Financial Indebtedness.”